ERF Wireless, Inc. 2911 South Shore Boulevard, Suite 100 League City, Texas 77573 281-538-2101 Tel 281-538-2155 Fax
December 22, 2009

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	ERF Wireless, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 19, 2009 File No. 000-27467

Dear Mr. Spirgel:

We are in receipt of the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 16, 2009 to H. Dean Cubley, Chief Executive Officer of ERF Wireless, Inc. (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 19, 2009 (the “Form 10-K”).

The Staff’s comments are set forth below in italics, followed by our responses to the comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 6 – Debt conversion, page 44

1. Tell us how you determined that the value of the Series A Convertible Preferred Stock was $3,000,000.  We note that the Series A Preferred Stock is convertible at holder’s option at one preferred share for 18.676347 shares of common stock and has a 2.1 liquidation preference.  We also note on page 20 that the market price of your common stock traded at a high of $.45 and a low of $.21 in the quarter ended December 31, 2008.  Since you issued 2 million shares of Series A Preferred stock to extinguish the $3 million debt, it appears that the Series A preferred stock were convertible into 37,340,000 shares of your common stock with a total value significantly in excess of $3,000,000.

United States Securities and Exchange Commission
December 22, 2009

The Series A Preferred Stock issued to extinguish the $3 million debt was valued under the guidance provided by Statement FAS 157: Fair Value Measurements.  This Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in the principal or most advantageous market for the asset or liability.  The fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.  The Statement clarifies that market participant assumptions include assumptions about risk and about the effect of a restriction on the sale or use of an asset.  A fair value measurement for a restricted asset should consider the effect of the restriction if market participants would consider the effect of the restriction in pricing the asset.  The restriction is specific to (an attribute of) the security and, therefore, would transfer to market participants.  In that case, the fair value of the security would be based on the quoted price for an otherwise identical unrestricted security of the same issuer that trades in a public market, adjusted to reflect the effect of the restriction. The adjustment would reflect the amount market participants would demand because of the risk relating to the inability to access a public market for the security for the specified period.  The adjustment will vary depending on the nature and duration of the restriction, the extent to which buyers are limited by the restriction and factors specific to both the security and the issuer.

The Company has 25,000,000 shares of Series A Preferred Stock authorized of which 2,085,514 shares were issued and outstanding as of December 31, 2008 prior to the debt conversion. The Series A Preferred Stock is convertible at holder's option at one preferred share for 18.676347 shares common stock and has a 2:1 liquidation preference. The holders of Series A Preferred Stock are required to give a 65-day notice of conversion to the Company.  During the fourth quarter 2005, all of the Series A Preferred Stock holders entered into a conversion restriction agreement whereby all Series A Preferred Stock holders, as a group, are prohibited from converting more than the lesser of 1% of the common shares outstanding or 5% of the total outstanding Series A Preferred Stock holdings in any one calendar quarter.  In addition, the holders of the Preferred Stock are entitled to 20 votes on all matters submitted to a vote of the shareholders.  In addition, the Series A Preferred Stock holders, as a class, shall be entitled to elect one director.

Two general types of empirical studies provide evidence for the existence and magnitude of the discount for lack of marketability (“DLOM”) to reflect the effect of the restrictions. The first type, restricted stock studies, compares the trading prices of a company’s publicly held stock sold on the open market with those of unregistered or restricted shares of the same company sold in private transactions. The second type, pre-IPO studies, examines the prices of transactions while the company was still private, compared to the eventual IPO price. The restricted stock studies have found average DLOM’s in the range of 30% to 35%, while the pre-IPO studies have reported a very wide range of discounts, depending upon the time to IPO and up to 90%.  The restrictions associated with the Series A Preferred Stock include a notice of conversion (65 days), a limit on conversion which currently requires the conversion over a minimum of 5 years, and the standard 144 rule resale restrictions.  In addition, DLOM studies of companies with 1-2 year restrictions show a median discount of 68.75%.  In addition, the Series A Preferred Stock would carry a value premium based on the voting rights and liquidation preference.  These premiums were based on the credit indicators for the Company.

The Series A Preferred Stock issued in the debt conversion agreement with Angus Capital was valued at December 31, 2008.  The following inputs were used for the valuation of the Series A Preferred Stock:

United States Securities and Exchange Commission
December 22, 2009

-	The common stock price was $0.305 as of December 31, 2008;

-
The issuance of the Series A Preferred Stock in exchange for the non-convertible debt would have a dilutive impact on the stock price based on 101,884,119 common shares outstanding, 2,085,514 shares of Series A Preferred Stock outstanding prior to the conversion, and 685,736 shares issuable upon the exercise of out of the money warrants;

-	A DLOM of 68.75% based on the extensive conversion and liquidity restrictions;

-	A 5% premium over the common shares for the voting preferences;

-	A 1.5% premium over the common shares for the liquidation preference based on projected liquidation events.

Based on these value indicators, our analysis of the fair value of the 2,000,000 shares of Series A Preferred Stock issued in the debt conversion as of December 31, 2008 is $1.50 per share or a total of $3,000,000.

Note 7 – Common stock, preferred stock and warrants, pages 44-46

Preferred Stock

2.           Please expand this footnote to disclose all the terms of your Series A Convertible Preferred Stock, such as redemption features and participation rights as required by SAS 129.

Company’s Response:

The Company will include the disclosure required by FASB 129 in all future filings.  The proposed revised disclosure, marked to show changes from the Company’s Form 10-K, is set forth below:

Preferred Stock

The Company has 25,000,000 shares of Series A Preferred Stock authorized of which 4,085,514 shares were issued and outstanding as of December 31, 2008, after the conversion of debt.  ~~The Series A Preferred Stock is convertible at holder's option at one preferred share for 18.676347 shares common stock and has a 2:1 liquidation preference. The holder of Series A Preferred Stock is required to give a 65-day notice of conversion to the Company.~~ With respect to the Series A Preferred Stock outstanding at December 31, 2008, the Company would be required to issue 76,302,477 shares of its common stock, subject to certain contractually imposed conversion restrictions as described herein. During the fourth quarter 2005, all of the Series A Preferred Stock holders entered into a conversion restriction agreement whereby all Series A Preferred Stock holders, as a group, are prohibited from converting more than 5% of the total outstanding  Series A Preferred Stock holdings in any one calendar quarter.

Each share of Series A Preferred Stock is convertible at holder's option for 18.676347 shares common stock. The holder of Series A Preferred Stock is required to give a 65-day notice of conversion to the Company.  The holders of the Series A Preferred Stock are entitled to receive out of funds of the Company legally available therefor, dividends at the same rate as dividends are paid with respect to outstanding shares of common stock.

United States Securities and Exchange Commission
December 22, 2009

Holders of shares of the Series A Preferred Stock are entitled to vote, together with the holders of our common stock, on all matters submitted to a vote of the Company’s stockholders. Each share of Series A Preferred Stock entitles the holder thereof to 20 votes on all matters submitted to a vote of the Company’s stockholders.

Holders of the Series A Preferred Stock are also entitled to elect one director at any meeting of the Company’s stockholder at which such directors are to be elected.  The right of the holders of the Series A Preferred Stock to elect such additional director shall cease when all outstanding shares of Series A Preferred Stock have been converted or are no longer outstanding.  The shares of the Series A Preferred Stock are not redeemable by the Company.

In the event of any liquidation, the holders of shares of the Series A Preferred Stock are entitled to receive out of the assets of the Company available for distribution to the Company’s stockholders, before any distribution of assets is made to holders of any other class of capital stock of the Company, an amount equal to the purchase price per share, plus accumulated and unpaid dividends thereon to the date fixed for distribution.

Concluding Company Response:

We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in the filing.  We further acknowledge that the Commission’s staff comments or changes to disclosures in response to their comments do not foreclose the Commission from taking any action with respect to the filing.  We know that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions concerning the above, or if you require additional information, please do not hesitate to contact me at (281) 538-2101.

Sincerely,

/s/ H. DEAN CUBLEY

H. Dean Cubley